Exhibit (a)(1)(v)

AMENDMENT NO. 4 TO DECLARATION OF TRUST OF

ING SEPARATE PORTFOLIOS TRUST

Abolition of Series of Shares of Beneficial Interest

Effective: June 1, 2011

THIS AMENDMENT NO. 4 TO THE DECLARATION OF TRUST OF ING SEPARATE PORTFOLIOS TRUST (the “Trust”), a Delaware statutory trust, dated March 2, 2007, as amended (the “Declaration of Trust”), reflects resolutions adopted by the Board of Trustees of the Trust on December 18, 2009, with respect to ING SPorts International Fixed Income Fund (the “Fund”), a series of the Trust, acting pursuant to Article III, Section 6, Article IX, Section 1 and Article X, Section 1 of the Declaration of Trust of the Trust. The resolutions serve to abolish the Fund, and the establishment and designation thereof, there being no shares of the series outstanding at the time of its abolition.

ING SEPARATE PORTFOLIOS TRUST

SECRETARY’S CERTIFICATE

I, Huey P. Falgout, Jr., Secretary of ING Separate Portfolios Trust (the “Trust”), do hereby certify that the following is a true copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on December 18, 2009 with regard to the dissolution of one series of the Trust:

RESOLVED, that the Plan of Liquidation and Dissolution of Series (the “SPorts International Fixed Income Plan”), in substantially the form discussed at this Meeting, together with any changes deemed appropriate by an officer of ING Separate Portfolios Trust (“ISPT” or the “Trust”), upon the advice of counsel be, and hereby is, approved; and

FURTHER RESOLVED, that the SPorts International Fixed Income Plan be, and hereby is, intended to and shall constitute a plan of liquidation within the meaning of Section 851(b) of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to ING SPorts International Fixed Income Fund (“SPorts International Fixed Income Fund”); and

FURTHER RESOLVED, that with respect to SPorts International Fixed Income Fund, a dividend shall be declared payable pro rata on the outstanding shares of SPorts International Fixed Income Fund in the aggregate amount necessary for SPorts International Fixed Income Fund to avoid any federal income or excise tax liability for the final taxable year ending in the 2009 calendar year, taking into account other amounts that have already been, and regular distributions that will be, distributed for such period; and

FURTHER RESOLVED, that such dividend shall be paid on a payment date to shareholders of record of SPorts International Fixed Income Fund at the close of business on a record date to be determined by an officer of ISPT; and

FURTHER RESOLVED, that the officers of ISPT be, and hereby are, authorized to make designations with respect to dividends declared as they deem appropriate, including, without limitation, designations of dividends as capital gain dividends to the extent permitted under Section 852(b)(3) of the Code, and designations under Code Section 854(b) of dividends eligible for the deduction under Code Section 243 (relating to the corporate dividends-received deduction); and

FURTHER RESOLVED, that the officers of ISPT be, and hereby are, authorized to take or cause to be taken all other actions, in connection with the liquidation of SPorts International Fixed Income Fund, including, without limitation, the execution and filing, in the name and on behalf of SPorts International Fixed Income Fund, with the U.S. Securities and Exchange Commission, state securities authorities, or other governmental or regulatory entities, of such documents, as may be shown by such officers’ or officer’s execution or performance to be in the officers’ or officer’s judgment necessary or desirable, the taking of such action by an officer or officers of ISPT to be conclusive evidence that the same is authorized by the Board, including, but not limited to, the dissolution of SPorts International Fixed Income Fund.

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

Dated: June 7, 2011